Itaú Unibanco Holding S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: April 2015

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury”(“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.	In this context, we wish to inform that during April 2015, Itaú Unibanco did not trade in its own shares for treasury stock.

4.
We would point out that the share buy-back program, effective for December 16, 2014 until December 15, 2015, approved by the Board of Directors, authorizing the acquisition of up to 10.0 million of common shares and 50.0 million in preferred shares.

5.	It should be kept in mind that in the approved share buy-back program, we had already acquired 17,596,600 preferred shares at the average price of R$ 34.26 as shown in the following table.

	Current Repurchase	Transaction	Trading	Prices – R$ per Share
	Program		Volume	Minimum	Average	Maximum
	Dec/14		1,000,000	34.13	34.75	35.07
	Jan/15		11,000,000	33.12	34.13	34.81
Preferred Shares	Feb/15	Purchase	3,596,600	33.89	34.68	35.05
	Mar/15		2,000,000	33.64	34.07	34.41
	Total		17,596,600	33.12	34.26	35.07

6.	We would remind readers that historical data is available in the organization’s Investor Relations site (www.itau-unibanco.com/investor-relations).

São Paulo-SP, May 5th, 2015.

MARCELO KOPEL
Investor Relations Officer